51-102F3
MATERIAL CHANGE REPORT [F]

Item 1  Name and Address of Company

Apex Critical Metals Corp. (the "Company")
Suite 400 - 570 Granville Street
Vancouver, British Columbia V6C 3P1

Item 2  Date of Material Change

October 27, 2026

Item 3  News Release

A news release was disseminated by the Company via Globe Newswire and filed on SEDAR+ on October 27, 2026.

Item 4  Summary of Material Change

On October 27, 2026, the Company issued an additional 60,000 American Depositary Shares ("ADSs") at the public offering price of US$4.65 per ADS pursuant to the full exercise of the underwriter's over-allotment option in connection with the Company's previously announced public offering of ADSs (the "Offering").

Maxim Group LLC acted as sole book-running manager for the Offering.

The Offering was made pursuant to an effective shelf registration statement on Form F-10 (File No. 333-298319) previously filed with the U.S. Securities and Exchange Commission (the "SEC") which became effective on August 13, 2026. No securities were offered or sold to Canadian purchasers under the Offering. A final prospectus supplement and accompanying prospectus relating to the Offering and describing the terms thereof was filed with the SEC and forms a part of the effective registration statement and is available on the SEC's website at www.sec.gov and on SEDAR+ website at www.sedarplus.ca. Copies of the final prospectus supplement and accompanying prospectus may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in Item 4 above.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7  Omitted Information

None.

Item 8  Executive Officer

For further information, contact:
Sean Charland, Chief Executive Officer
Telephone Number: 604-681-1568
Email: info@apexcriticalmetals.com

Item 9  Date of Report

October 27, 2026.